

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 19, 2012

Mr. Kelly J. McCrann
Sole Member of XCRLT, LLC, the Trustee
Xcorporeal, Inc. Liquidating Trust
80 Empire Drive
Lake Forest, CA   92630

     Re: Xcorporeal, Inc. Liquidating Trust
           Form 10-K for the year ended December 31, 2010
           Filed April 20, 2011
           File No. 1-33874

Dear Mr. McCrann:

We issued comments on the above captioned filing on November 8, 2011**.** On September 4, 2012**,** we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

You may contact David Burton, Staff Accountant at (202) 551-3626 or Kevin L. Vaughn, Accounting Branch Chief at (202) 551-3643 if you have any questions.

          Sincerely,

          /s/ Kevin L. Vaughn for

          Amanda Ravitz
          Assistant Director